UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No. 001-34778

QEP RESOURCES, INC.
EMPLOYEE INVESTMENT PLAN

QEP Resources, Inc.
1050 17TH Street, Suite 800
Denver, Colorado 80265

The following audited financial statements are enclosed with this report:

1.	Statement of Net Assets available for Plan Benefits as of December 31, 2014 and 2013.

2.	Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2014 and 2013.

3.
Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2014, are attached as an exhibit to this Form 11-K.

QEP Resources, Inc.
Employee Investment Plan
Table of Contents

Page No.
Report of Independent Registered Public Accounting Firm	1

AUDITED FINANCIAL STATEMENTS
Statement of Net Assets Available for Benefits as of December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3
Notes Accompanying the Financial Statements	4

SUPPLEMENTAL SCHEDULE
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	11

SIGNATURE	12

EXHIBIT INDEX
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
QEP Resources, Inc. Employee Investment Plan

We have audited the accompanying statement of net assets available for benefits of the QEP Resources, Inc. Employee Investment Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the QEP Resources, Inc. Employee Investment Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the QEP Resources, Inc. Employee Investment Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Causey Demgen & Moore P.C.
Denver, Colorado
June 26, 2015

QEP Resources, Inc. Employee Investment Plan
Statement of Net Assets Available for Benefits
December 31, 2014 and 2013

	December 31,
	2014	2013
Assets
Investments at fair value:
Cash and cash equivalents	$138,955	$—
QEP common stock	20,445,042	$34,046,328
Questar common stock	13,231,712	17,466,176
Registered investment companies	80,416,437	71,432,447
Common collective trust funds related to fully benefit-responsive investment contracts	12,411,313	15,305,965
Total investments	126,643,459	138,250,916
Notes receivable from participants	2,025,857	2,166,298
Other receivables	72,551	—
Net assets available for benefits at fair value	128,741,867	140,417,214
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	(171,357)	(121,456)
Net assets available for benefits	$128,570,510	$140,295,758

See notes accompanying the financial statements.

QEP Resources, Inc. Employee Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2014 and 2013

	Year Ended December 31,
	2014	2013
Additions to net assets attributed to:
Investment income:
Net realized and unrealized (depreciation) appreciation in fair value of investments	$(6,167,865)	$13,604,705
Dividends and interest	5,152,733	3,498,058
Total investment (loss) income	(1,015,132)	17,102,763

Interest income on notes receivable from participants	90,296	91,417

Contributions:
Employer match, net of forfeitures applied	7,618,931	6,887,687
Participants	9,294,162	8,593,500
Rollover	1,690,737	1,810,622
Total contributions	18,603,830	17,291,809
Total additions	17,678,994	34,485,989

Deduction from net assets attributed to:
Distributions	(29,428,369)	(16,539,302)
Administrative fees and revenue credits	24,127	(20,199)
Total deductions	(29,404,242)	(16,559,501)

Net changes in net assets	(11,725,248)	17,926,488

Net assets available for benefit at beginning of year	140,295,758	122,369,270

Net assets available for benefits at end of year	$128,570,510	$140,295,758

See notes accompanying the financial statements.

QEP Resources, Inc. Employee Investment Plan
Notes Accompanying the Financial Statements
December 31, 2014 and 2013

Note 1 - Plan Description

The following description of the QEP Resources, Inc. Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for eligible employees of QEP Resources, Inc. (QEP or the Company) and certain of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan as defined in Section 4975(e)(7) of the Code. Effective April 1, 2013, Fidelity Management Trust Company (Fidelity) was appointed the record keeper and trustee for the Plan. Previously, the record keeper and trustee was Wells Fargo Bank, N.A. QEP's Employee Benefits Committee is the Plan Administrator.

In December 2014, the Company sold its wholly owned subsidiary, QEP Field Services Company (the Midstream Sale), which resulted in partial termination of the Plan. As a result of the Midstream Sale, affected Plan participants were fully vested in their accounts.

Eligibility and contributions

There is no service period requirement for an employee of a participating employer to participate in the Plan. Participants can make both pre-tax and Roth after-tax contributions. During 2014 and 2013, new employees were automatically enrolled at a 4% pre-tax contribution rate until they elect to change the contribution rate or elect not to participate. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit was $17,500 for 2014 and 2013. The catch-up maximum contribution limit for 2014 and 2013 was $5,500, for participants that turned age 50 or older during the Plan year.

The Company makes contributions that are matching contributions. For the years ended December 31, 2014 and 2013, participants who do not accrue any benefit at any time during the plan year under the Company's Retirement Plan or the Company's Supplemental Retirement Plan (the Pension Plans) received an employer matching contribution equal to 100% of a participant's contributions up to 8% of their eligible compensation. Participants who did accrue benefits under the Pension Plans received an employer matching contribution equal to 100% of a participant's contributions up to 6% of their eligible compensation. Effective January 1, 2011, the Company may, in its sole discretion, make a discretionary contribution that is not a matching contribution to participants who do not accrue any benefit at any time during the Plan year under the Company's Retirement Plan or the Company's Supplemental Executive Retirement Plan. For the years ended December 31, 2014 and 2013, there were no discretionary contributions made by the Company.

Participants may direct the investment of their contributions and employer matching contributions to any of the funds available in the Plan (excluding the Questar common stock which is closed to new contributions), or if not so directed, the employer matching contributions are invested in the same investments as that of the employee contributions. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund. At December 31, 2014, if employees do not make an investment election, the default investment option for the Plan is the T. Rowe Price Retirement fund that has the target retirement date closest to the year a participant might retire assuming a retirement age of 65.

Notes receivable from participants

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one general purpose. Loan applications are processed every business day, and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants are assessed a $25 yearly fee on all outstanding loans which is billed on a quarterly basis. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are included in the calculation of the vested account balances and are available for loans. The interest rate is fixed for the life of the loan at the prime rate plus one percent, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is by payroll deduction. Upon employment termination, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Payment of benefits and withdrawals

Upon retirement, death, resignation, or other termination, a Plan participant's vested account balance becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Distributions are made in cash from the investment funds, if the participant so elects, and in whole shares of QEP or Questar common stock. Fractional shares are paid in cash. If a participant whose account balance is less than $1,000 fails to make a distribution election, the account balance will be distributed to the participant as soon as possible, but not earlier than 60 days after the date on which such participant is advised of the termination election choices. If a participant whose account balance is between $1,000 and $5,000 fails to make a distribution election, the account balance will be converted to cash and rolled over to an Individual Retirement Account set up for the participant. If the account balance is greater than $5,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar year after the participant reaches age 70 ½, at which point a minimum required distribution must be made. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant's death unless the beneficiary is the participant's surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

A participant may also elect hardship withdrawals on pre-tax contributions, as defined in the Plan, in certain cases of financial need after all loan capacity has been exhausted. The Plan document explains the rules for withdrawing shares of QEP or Questar common stock and funds from participants' accounts, including distributions upon termination of employment, disability or death.

The increase in the 2014 distributions primarily relates to the Midstream Sale as discussed above.

Vesting

Participants are fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants' non-vested accounts offset future employer contributions. Forfeitures during 2014 and 2013 were $21,637 and $18,013, respectively. No amendment to, or termination of, the Plan can reduce employees' interests in their accounts as of the date of the amendment or termination.

Fees

Legal, accounting, certain administrative expenses and a portion of the trustee fees are paid by QEP. Participants are required to pay some administrative fees directly including loan processing fees and outstanding loan fees, redemption fees, commissions, common collective trust fund management fees and administrative fees included in the net asset valuations for the registered investment companies. Beginning in the second quarter of 2014, the Plan began calculating quarterly revenue credits for participants based on the Plan's average quarterly balances held by participants invested in eligible funds. Revenue credits are allocated back to participants' accounts on a pro-rata basis approximately three weeks after quarter-end. Previously, revenue credits were used to offset certain administrative expenses paid by QEP. For the year ended December 31, 2014, total administrative fees and revenue credits netted to a credit of $24,127, which consists of $49,387 in revenue credits and $25,260 in administrative fees paid by participants. For the year ended December 31, 2013, administrative fees paid by participants were $20,199.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements and notes in conformity with GAAP requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Registered investment company investments are valued at published market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The fair value of participation units in the common collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Wells Fargo Stable Return Fund are valued at a unit price determined by the portfolio's sponsor based on the fair value of the underlying assets held by the portfolio. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash and cash equivalents represent highly liquid investments in securities with maturities of three months or less and are valued at published market prices.

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Investments in QEP and Questar common stock are valued at published market prices per share.

Dividends

Plan participants can elect to receive cash dividends paid on shares of QEP common stock held in their accounts. If no election is made, dividends are reinvested to purchase additional shares of QEP common stock. Currently reinvested dividend-shares are purchased at market value or are recorded as cash in the participant accounts. Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Distributions

Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value except for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Wells Fargo Stable Return Fund, a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Return Fund as well as the adjustment of the portion of the Wells Fargo Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standard Update No. 2015-07, Fair Value Measurement (Topic 820), which removes the requirement to categorize investments for which fair values are measured using the NAV per share practical expedient. It also limits disclosures to investments for which the entity has elected to measure the fair value using the practical expedient. The Company is currently assessing the impact on the Plan financial statements but does not believe there will be a significant impact.

Note 3 - Income Tax Status

The Plan has received a favorable determination letter dated January 27, 2015 from the Internal Revenue Service (IRS) as to the qualified status of the Plan. Since receiving the determination letter, the Plan has been restated, however, the Plan Administrator believes that the Plan, as restated, is currently designed and being operated in compliance with the applicable requirements of the Code.  Accordingly, the financial statements contain no provision for a tax liability.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress and the Plan tax years for 2011 and forward are open for examination.

Note 4 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 5 - Investments

The Plan's net realized and unrealized appreciation (depreciation) in fair value of investments for the years ended December 31, 2014 and 2013, are as follows:

	2014	2013
QEP common stock	$(9,955,550)	$551,096
Questar common stock	1,370,741	2,940,018
Registered investment companies	2,283,862	9,238,100
Common collective trust funds related to fully benefit-responsive investment contracts	133,082	875,491
Net realized and unrealized (depreciation) appreciation in fair value of investments	$(6,167,865)	$13,604,705

Investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013, are as follows:

	2014	2013
QEP common stock	$20,445,042	$34,046,328
Questar common stock	13,231,712	17,466,176
Oakmark Equity & Income Fund I	10,855,947	10,861,228
Spartan S&P 500 Index Institutional Fund	10,520,452	9,427,419
Wells Fargo Stable Return Fund, at contract value*	12,239,956	15,184,509
* Fair value was $12,411,313 and $15,305,965 at December 31, 2014 and 2013, respectively.

Note 6 - Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:     Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted market prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Investments in QEP and Questar common stock: As of April 1, 2013, investments in QEP and Questar stock were valued at published market prices per share. Prior to April 1, 2013, the investments were held in a stock fund, valued at unitized cost, maintained a cash reserve, and used unitized-value accounting. The market value of the respective company's shares plus the cash reserve were converted to equivalent units for the funds. The change in valuation methodologies was due to QEP's change to Fidelity as its record keeper and trustee for the Plan.

Cash and cash equivalents and investments in registered investment companies: Valued at the NAV of shares held by the Plan at year-end.

Investments in common collective trust funds related to fully benefit-responsive investment contracts: Valued at the NAV of shares of a bank collective trust held by the Plan at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Common stock
QEP common stock	$20,445,042	$—	$—	$20,445,042
Questar common stock	13,231,712	—	—	13,231,712
Cash and cash equivalents and registered investment companies
U.S. large cap equity funds	22,523,226	—	—	22,523,226
U.S. mid cap equity funds	9,734,896	—	—	9,734,896
U.S. small cap equity funds	6,190,904	—	—	6,190,904
U.S. large cap blend funds	10,855,947	—	—	10,855,947
International stock funds	3,953,882	—	—	3,953,882
Real estate funds	3,792,686	—	—	3,792,686
Intermediate term bond funds	5,088,142	—	—	5,088,142
High yield bond funds	3,411,816	—	—	3,411,816
Blended Funds	14,864,938	—	—	14,864,938
Money market funds	138,955	—	—	138,955
Common collective trust funds related to fully benefit-responsive investment contracts
Stable return fund	—	12,411,313	—	12,411,313
Total investments	$114,232,146	$12,411,313	$—	$126,643,459

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Common stock
QEP common stock	$34,046,328	$—	$—	$34,046,328
Questar common stock	17,466,176	—	—	17,466,176
Registered investment companies
U.S. large cap equity funds	21,051,839	—	—	21,051,839
U.S. mid cap equity funds	7,709,683	—	—	7,709,683
U.S. small cap equity funds	6,365,321	—	—	6,365,321
U.S. large cap blend funds	10,861,228	—	—	10,861,228
International stock funds	4,535,929	—	—	4,535,929
Real estate funds	3,114,785	—	—	3,114,785
Intermediate term bond funds	5,258,465	—	—	5,258,465
High yield bond funds	3,798,655	—	—	3,798,655
Blended funds	8,736,542	—	—	8,736,542
Common collective trust funds related to fully benefit-responsive investment contracts
Stable return fund	—	15,305,965	—	15,305,965
Total investments	$122,944,951	$15,305,965	$—	$138,250,916

Note 7 - Exempt Party-in-Interest Transactions

The Plan allows for investment in QEP common stock. QEP is the Plan sponsor; therefore, transactions in QEP common stock qualify as party-in-interest transactions. During the years ended December 31, 2014 and 2013, the Plan received dividends of $81,064 and $89,457, respectively, on shares of QEP common stock. Purchases and in-kind contributions of QEP common stock amounted to $2,914,919 and $3,742,983, respectively, and transactions involving contributions and distributions of QEP common stock netted to a distribution of $2,911,281 and a contribution of $6,349,357, respectively.

Certain Plan investments are in funds managed by Wells Fargo and Fidelity, which were both trustees of the Plan during the year ended December 31, 2013. Fidelity was appointed as the trustee on April 1, 2013 with Wells Fargo being the trustee prior to that. Because the Plan pays certain fees to these parties these transactions qualify as party-in-interest transactions.

Note 8 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 9 - Reconciliation Between Financial Statements and Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013, to the Form 5500 follows:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$128,570,510	$140,295,758
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	171,357	121,456
Net assets available for benefit per Form 5500	$128,741,867	$140,417,214

A reconciliation of net change in net assets per the financial statements at December 31, 2014 and 2013, to the Form 5500 follows:

	December 31,
	2014	2013
Net change in net assets per the financial statements	$(11,725,248)	$17,926,488
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	49,901	(244,140)
Net change in net assets per Form 5500	$(11,675,347)	$17,682,348

QEP Resources, Inc. Employee Investment Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
EIN # 87-0287750; Plan Number 002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment	Cost	Current value
	Company common stock:
*	QEP Resources, Inc.	QEP Common Stock	**	$20,445,042
	Questar Corporation	Questar Common Stock	**	13,231,712
	Cash and cash equivalents and registered investment companies:
	Allianz NFJ	Small Cap Value Fund	**	2,477,080
	American Funds	EUROPAC Growth R6	**	3,653,720
	Columbia	Acorn International Y	**	299,527
	MFS	Value R5 Fund	**	5,677,875
	Janus	Triton I Fund	**	3,713,824
	PIMCO	Total Return Institutional Fund	**	5,088,142
	T. Rowe Price	Mid Cap Growth Fund	**	6,361,282
	Vanguard	REIT Index Institutional Fund	**	3,792,686
*	Fidelity	Capital & Income Fund	**	3,411,817
	Oakmark	Equity & Income Fund I	**	10,855,947
	JP Morgan	Large Cap Growth R6	**	6,324,898
	JP Morgan	Mid Cap Value Fund	**	2,724,284
	Spartan	S&P 500 Index Institutional	**	10,520,452
	Spartan	Extended Market Index Advantage Class Fund	**	649,330
	T. Rowe Price	Retirement 2015	**	500,875
	T. Rowe Price	Retirement 2025	**	3,869,436
	T. Rowe Price	Retirement 2035	**	1,534,468
	T. Rowe Price	Retirement 2045	**	1,374,113
	T. Rowe Price	Retirement 2055	**	587,950
	T. Rowe Price	Retirement 2050	**	1,380,702
	DWS	Alternative Asset Allocation Fund Asset Alloc Institutional Class	**	159,785
	T. Rowe Price	Retirement Income	**	137,103
	T. Rowe Price	Retirement 2040	**	1,346,705
	T. Rowe Price	Retirement 2030	**	1,587,232
	T. Rowe Price	Retirement 2020	**	2,188,681
	T. Rowe Price	Retirement 2010	**	197,888
	Oppenheimer	Developing Market I	**	635
	Fidelity	Retirement Money Market	**	138,955
	Common/collective trust funds:
*	Wells Fargo	Stable Return Fund N15	**	12,411,313
*	Notes receivable from participants	Interest rates from 4.25% to 9.25%	—	2,025,857
				$128,669,316
*	Indicates party-in-interest to the Plan.
**	Investments are participant-directed, therefore, cost information is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QEP RESOURCES, INC.
EMPLOYEE BENEFITS COMMITTEE

June 26, 2015	/s/ Richard J. Doleshek
Richard J. Doleshek
Executive Vice President and Chief Financial Officer